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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9
                                (RULE 14d-101)
                      SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                        SUNGLASS HUT INTERNATIONAL, INC.
                ------------------------------------------------
                           (Name of Subject Company)


                        SUNGLASS HUT INTERNATIONAL, INC.
                ------------------------------------------------
                     (Name of Person(s) Filing Statement)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                ------------------------------------------------
                         (Title of Class of Securities)

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                                  86736F106
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                     (CUSIP Number of Class of Securities)

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                              JAMES N. HAUSLEIN
                           CHIEF EXECUTIVE OFFICER
                       SUNGLASS HUT INTERNATIONAL, INC.
                             255 ALHAMBRA CIRCLE
                            CORAL GABLES, FL  33134
                                (305) 461-6100
                ------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

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                               With copies to:

                             BRUCE E. MACDONOUGH
                               BRIAN H. BLANEY
                            GREENBERG TRAURIG, LLP
                       ONE E. CAMELBACK ROAD, SUITE 1100
                            PHOENIX, ARIZONA 85012
                                (602) 263-2300

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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LUXOTTICA GROUP TO ACQUIRE SUNGLASS HUT INTERNATIONAL

MILAN, Italy & CORAL GABLES, Fla.--(BUSINESS WIRE)--Feb. 22, 2001--Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), worldwide leader in the eyewear sector, and Sunglass Hut International, Inc. (NASDAQ: RAYS - news), a recognized leader in specialty niche retailing, jointly announced today that they have entered into a definitive merger agreement under which Luxottica Group will acquire Sunglass Hut International in a cash tender offer and subsequent merger.

Under the agreement, an acquisition subsidiary of Luxottica Group will commence a tender offer to purchase all outstanding shares of Sunglass Hut International common stock for US$11.50 per share in cash for a total of approximately US$462 million. This offer, plus the assumption of debt, results in aggregate consideration of approximately US$653 million. The tender offer, which is expected to be launched within the next two weeks, is not subject to a financing condition. The tender offer will be open for 20 business days, subject to extension under the merger agreement.

Leonardo Del Vecchio, Chairman and founder of Luxottica Group, stated: "The acquisition of Sunglass Hut is the next step in our strategy to penetrate the retail market in North America, which we started in 1995 with the acquisition of LensCrafters. In fact, we are bringing under the same umbrella over 2,500 stores by combining the leading sunglass retail chain with the largest optical retail chain in North America. At the same time, this operation is the natural outcome of our strategy to strengthen our presence in the sun segment, which we started two years ago with the Ray-Ban acquisition. In fact, Sunglass Hut is the only chain that has the market position needed to set new trends, adding value to existing brands and supporting the launch of new ones."

James N. Hauslein, Chairman and Chief Executive Officer of Sunglass Hut International, stated: "We are very enthusiastic about the opportunity to combine forces with the Luxottica Group, recognized as the worldwide leader in eyewear. Luxottica's global leadership position in optical frames, premium sunglass brands and prescription eyewear retailing through LensCrafters, combined with our global leadership position in premium sunglass and watch specialty retailing, offers very compelling strategic opportunities for the two companies. Our Board of Directors' unanimous endorsement of Luxottica's proposal underscores our belief that this transaction offers attractive value and liquidity to our shareholders, is good for our customers, and offers expanded opportunities for our employees. We share a common vision with Luxottica and believe it makes enormous sense to put our businesses together."

Mr. Hauslein concluded, "In light of this announcement, the conference call regarding the Company's 2001 outlook scheduled for February 22, 2001, at 10:00 am (EST) will be postponed until a future date."

The offer is conditioned on the tender of a majority of the outstanding shares of common stock on a fully diluted basis, and certain other customary closing conditions for transactions of this type, including antitrust review. Assuming its successful completion, the tender offer will be followed by a merger in which remaining shares not purchased in the tender offer will be converted into the right to receive the same consideration per share in cash.

Rothschild, Inc. and Morgan Stanley Dean Witter acted as exclusive financial advisors to Luxottica Group and Sunglass Hut International, respectively.

ABOUT LUXOTTICA GROUP:

Luxottica is the world leader in the design, manufacture, marketing and distribution of high quality eyeglass frames in mid- and premium-priced categories. The Group's products, which are designed and manufactured in six facilities in Italy and include over 2,650 styles in a wide array of colors and sizes, are sold through twenty-two wholly-owned distributors in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Malaysia, Hong Kong, Singapore; two 75%-owned companies in Australia and Israel, a 70%-owned company in Greece; two 51%-owned distributors in the Netherlands and Turkey and a 49%-owned distributor in the Arab Emirates. In June 1999, Luxottica acquired the Bausch & Lomb sunglass business which includes the prestigious Ray-Ban(R);, Revo(R);, Arnette(R);
and Killer Loop(R); brands. LensCrafters, the largest optical retail chain in North America, was acquired by Luxottica Group in May 1995. As of December 31, 2000, LensCrafters operated 864 stores throughout the United States and Canada. For fiscal 2000, the Group posted net sales of Lire 4,679.6 billion (US$2,225.7 million) and net income of Lire 494.3 billion (US$235.1 million).

ABOUT SUNGLASS HUT:

Sunglass Hut International is recognized as a leader in specialty niche retailing with 1962 locations at February 3, 2001, including 1304 Sunglass Hut locations, 430 combination sunglass and watch stores, and 228 specialty watch stores around the world. Located in a wide variety of high traffic shopping and tourist destinations, Sunglass Hut, Watch Station and Watch World stores offer consumers the latest branded products at competitive prices along with outstanding customer service. Sunglass Hut International stores are located throughout the United States, Canada, the Caribbean, Europe, Australia, New Zealand, and Singapore. Sales for the trailing four quarters through October 28, 2000 totaled US$653.9 million and generated EBITDA of US$79.7 million. Additional information about products, locations, and corporate news is available at www.sunglasshut.com.

The tender offer for the outstanding shares of Sunglass Hut International described in this press release has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through the Offer to Purchase and related Letter of Transmittal. Shareholders of Sunglass Hut International are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer and the merger when they become available as those documents will contain important information. The tender offer statement (filed as Schedule TO) will be filed by Luxottica Group with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement (filed as Schedule 14D-9) will be filed by Sunglass Hut International with the SEC, when the tender offer commences. Shareholders may obtain a free copy of these statements and other documents filed by Luxottica Group and Sunglass Hut International at the SEC's website at www.sec.gov.

Certain statements contained in this press release may be "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties, and other factors that may cause actual results to differ materially from those which are anticipated. Such factors include, but are not limited to, risks that the tender offer or the merger will not be completed, fluctuations in exchange rates, economic and weather factors affecting consumer spending, as well as other political, economic and technological factors, changes in general economic conditions, merchandising, concentration of suppliers and the potential impact of changes or consolidation in the sunglass or watch manufacturing industry and any resulting changes in vendor's purchase terms and policies, risks of developing exclusive brand products and market share, risks of new specialty store concepts, distribution channels and international operations, changes in the level of global consumer demand and/or spending, as may be impacted by changes in current levels of interest rates or energy prices or the general economic climate and other risks referred to in the two companies' respective filings with the Securities and Exchange Commission.

     Contact:

                    Luxottica Group S.p.A.
                    Sabina Grossi or Alessandra Senici, +39-02-4998-4656 SabinaGrossi@Luxottica.com
                    AlessandraSenici@Luxottica.com

                                 or

                    Breakstone & Ruth International

                    Luca Biondolillo, 646/536-7012
                    Lbiondolillo@breakstoneruth.com

                                  or

                    For Sunglass Hut International, Inc.:
                    Sunglass Hut Investor Relations, 305/461-6225

                                  or

                    Morgen-Walke Associates
                    Investor Relations: David Walke, 212/850-5600

                                  or

                    SamCor
                    Media: Cori Rice, 305/443-5454